SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                                FORM 12B-25

                        Notification of Late Filing
                                              Commission File Number O-1437

(Check one):   (X) Form 10-K     (  ) Form 11-K    (  ) Form 20-F
          (  ) Form 10-Q    (  ) Form N-SAR

          For period ended              June 30, 1995

( )  Transition Report on Form 10-K
( )  Transition Report on Form 20-F
( )  Transition Report on Form 11-K
( )  Transition Report on Form 10-Q
( )  Transition Report on Form N-SAR

          For the transition period ended

          Nothing in this form shall be construed to imply that the Com-mission has verified any information contained herein.

          If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                  PART I
                          REGISTRANT INFORMATION

          Full name of registrant       THE FIRST REPUBLIC CORPORATION
                                          OF AMERICA

          Former name if applicable

                                        302 Fifth Avenue
          Address of principal executive office (Street and Number)

          City, State and Zip Code      New York, New York  10001



                                  12b25-1

                                  PART II
                          RULE 12B-25(B) AND (C)

          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check where appropriate.)

( )       (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(X) (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or por-tion, thereof will be filed on or before the fifth calendar day following the prescribed due date, and

( )       (c)  The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.

                                 PART III
                                 NARRATIVE

          State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

          Financial information from our foreign subsidiaries was not received in sufficient time for a timely filing of Form 10-K of Registrant.

                                  PART IV
                             OTHER INFORMATION

          (1) Name and telephone number of person to contact in regard to this notification.

     HARRY BERGMAN                         (212)  279-6100
- --------------------------------------------------------------------------
          (Name)                        (Area Code)  (Telephone Number)

          (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Invest-ment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                  (X) Yes        ( ) No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                  ( ) Yes        (X) No

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




                 THE FIRST REPUBLIC CORPORATION OF AMERICA
               (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date      September 27, 1995            By /s/ Harry Bergman
                                        Harry Bergman, Chief Financial
                                        and Accounting Officer